SECOND AMENDMENT

TO SUBADVISORY AGREEMENT

THIS SECOND AMENDMENT, effective as of the 25th day of March, 2011, amends that certain Subadvisory Agreement effective September 29, 2009 and amended June 30, 2010 (the “Agreement”) among Virtus Opportunities Trust (the “Fund”), a Delaware statutory trust on behalf of its series Virtus AlphaSector Rotation Fund (the “Series”), Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”) and F-Squared Investments, Inc., a Delaware corporation (the “Subadviser”).

BACKGROUND:

A.	The Fund, the Adviser and the Subadviser entered into a subadvisory agreement effective as of September 29, 2009, as amended to date (the “Agreement”) relating to the Subadviser’s provision of certain investment advisory services to the Series and to Virtus AlphaSector Allocation Fund.

B.	Virtus Premium AlphaSector Fund was added as an additional series to the Agreement effective June 30, 2010.

C.	The Agreement was assigned by the Subadviser to F-Squared Institutional Advisors, LLC only with respect to Virtus Premium AlphaSector Fund as of August 25, 2010.

D.	Virtus AlphaSector Allocation Fund merged with and into the Series on March 25, 2011.

E.	The parties desire to reflect the removal of the series described above by amending the Agreement as set forth herein.

F.	This Background section is incorporated by reference into and made a part of this Amendment.

TERMS:

The parties hereby agree that:

1.	Schedule A of the Agreement is hereby deleted in its entirety and replaced with the amended Schedule A attached to this Amendment.

2.	Schedule C of the Agreement is hereby deleted in its entirety and replaced with the amended Schedule C attached to this Amendment.

3.	Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect and are unchanged in all other respects. All initial capitalized terms used but not defined herein shall have such meanings as ascribed thereto in the Agreement.

4.	This Agreement may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Agreement to be executed by their duly authorized officers.

VIRTUS OPPORTUNITIES TRUST

By:	/s/ Frank G. Waltman
Name:	Frank G. Waltman
Title:	Senior Vice President

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Frank G. Waltman
Name:	Frank G. Waltman
Title:	Senior Vice President

ACCEPTED:

F-Squared Investments, Inc.

By:	/s/ Howard Present
Name:	Howard Present
Title:	Chief Executive Officer

SCHEDULES:	A.	Fee Schedule
	C.	Designated Series

SCHEDULE A

(a) For services provided to the Series, the Adviser will pay to the Subadviser, a fee, payable in arrears at the annual rate. The fees shall be prorated for any month during which this Agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of the Fund and its Series shall be valued as set forth in the then current registration statement of the Fund.

(b) The fee to be paid to the Subadviser for Virtus AlphaSector Rotation Fund is to be:

Series	Investment Subadvisory Fee
	1st $1 Billion	Over $1 Billion
Virtus AlphaSector Rotation Fund	0.20%	0.175%

SCHEDULE C

Virtus AlphaSector Rotation Fund